UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-35400

Just Energy Group Inc.
(Translation of registrant's name into English)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: October 1, 2020	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary

Exhibit Index

Exhibit Number	Description of Document

99.1	Material Change Report, dated September 30, 2020

99.2	Certificate of Arrangement, dated September 28, 2020

99.3	Investor Rights Agreement, dated September 28, 2020, between Just Energy Group Inc. and the parties named therein

99.4	Trust Indenture, dated September 28, 2020, between Just Energy Group Inc. and Computershare Trust Company of Canada

99.5	First Amended and Restated Loan Agreement, dated September 28, 2020, among, inter alios, Just Energy Group Inc. and Computershare Trust Company of Canada

99.6	Ninth Amended and Restated Credit Agreement, dated September 28, 2020, among, inter alios, Just Energy Ontario L.P., Just Energy (U.S.) Corp. and National Bank of Canada